Exhibit (a)(1)(ii)

Offer to Purchase

PRINCETON EVEREST FUND

8500 normandale lake blvd.

Suite 1900

Minneapolis, MN 55437

DATED JUNE 18, 2026

OFFER TO PURCHASE UP TO $6,823,837.78 OUTSTANDING

CLASS A, CLASS I, CLASS II, AND CLASS L SHARES

OF BENEFICIAL INTEREST AT NET ASSET VALUE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY ON JULY 20, 2026, AT 12:00 MIDNIGHT, EASTERN TIME,

UNLESS THE OFFER IS EXTENDED

If you do not want to sell your Shares at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund’s tender offer.

To the Shareholders of Princeton Everest Fund:

Princeton Everest Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase on the terms and conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitute the “Offer”) up to $6,823,837.78 of Shares pursuant to tenders by Fund shareholders (“Shareholders”) at a price equal to the net asset value as of the relevant Share class as of September 30, 2026. As used in this Offer, the term “Share,” or “Shares,” as the context requires, shall refer to the Class A, Class I, Class II, and/or Class L shares of beneficial interest of the Fund. If the Fund elects to extend the tender period for any reason beyond July 20, 2026, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Seventh Agreement and Declaration of Trust dated November 23, 2022 (including previous iterations, the “Declaration of Trust”) and the Fund’s By-Laws.

Shareholders should realize that the net asset value of the Fund (and therefore the net asset value of the Shares held by each Shareholder) likely will change between March 31, 2026 (the most recent date as of which net asset value is available) and September 30, 2026, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares. Tendering Shareholders should also note that although the tender offer initially expires on

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July 20, 2026, they remain investors in the Fund until September 30, 2026, when the net asset value of their Shares is calculated. The Fund determines the net asset value monthly, based on the information it receives from the managers of the investment funds in which it invests, and may determine the net asset value more frequently. Any tendering Shareholders that wish to obtain the most current net asset value of their Shares on this basis should contact the Fund at 855.924.2454.

Shareholders wishing to tender their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail it to the Fund (or their custodian, if applicable) in the manner set forth below.

IMPORTANT

Neither the Fund, nor Princeton Fund Advisors, LLC (the “Advisor”), nor any of the Trustees makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if so, how many Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s transfer agent, Ultimus Fund Solutions, LLC:

Princeton Everest Fund

c/o Ultimus Fund Solutions, LLC

PO Box 46707

Cincinnati, OH 45246

Phone: 855.924.2454

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TABLE OF CONTENTS

1.	Summary Term Sheet	2
2.	Background and Purpose of the Offer	4
3.	Offer to Purchase and Price	4
4.	Amount of Tender	5
5.	Procedure for Tenders	6
6.	Withdrawal Rights	6
7.	Purchases and Payment	7
8.	Certain Conditions of the Offer	8
9.	Certain Information About the Fund	9
10.	Certain Federal Income Tax Consequences	9
11.	Miscellaneous	12

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1.       Summary Term Sheet.

●

As stated in the Fund’s offering documents, the Fund will buy your Class A, Class I, Class II, and/or Class L shares of the Fund (“Shares”) at their aggregate net asset value (that is, the value of the Fund’s assets minus its liabilities divided by the number of outstanding Shares). The Fund does not impose any charges on repurchases of Shares unless the Shares are held for less than one year (in which case a 2% early repurchase fee applies). This Offer will remain open until the end of the day on July 20, 2026, at 12:00 midnight, Eastern Time, at which time the Offer is scheduled to expire (or if the Offer is extended, until any later notice due date). Net asset value will be calculated for this purpose on September 30, 2026 (the “Tender Valuation Date”). The Fund reserves the right to adjust the Tender Valuation Date to correspond with any extension of the Offer.

●	You may tender some of your Shares or all of your Shares.
●

A Fund shareholder (“Shareholder”) tendering for repurchase less than all of its Shares must maintain an account balance of the minimum investment amount applicable to the relevant Share class after the repurchase is effected. If a Shareholder tenders an amount of Shares that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum balance is maintained. The Fund may also repurchase all of the Shareholder’s Shares (see Section 4).

●

If the Offer is oversubscribed by Shareholders who tender Shares, the Fund may extend the repurchase offer period and repurchase a pro rata portion of the Shares tendered or take any other action permitted by applicable law.

●

Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the “Notes,” and each, a “Note”). Each tendering Shareholder will receive a promissory note entitling the Shareholder to receive the value of the Shareholder’s Shares determined as of the Tender Valuation Date. The Notes provided to Shareholders in payment for tendered Shares will not be transferable. The delivery of Notes will generally be made promptly (within approximately five business days) after the Expiration Date (as defined in Item 3 of the Offer). Each Note will be held by Ultimus Fund Solutions, LLC (“UFS”) on your behalf. Upon a written request by you to UFS, UFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

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●

The Note will entitle you to an initial payment in cash equal to at least 95% of the unaudited net asset value of the Shares (the “Initial Payment”). The Initial Payment will be made as of the later of (1) a period of within approximately 60 days after the Tender Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds (see Section 7).

The second and final payment in respect of a promissory note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Tender Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Tender Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

●

Payments for the Notes will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (if the Fund elects to borrow and such borrowing is approved by the Board).

●

Following this summary is a formal notice of the Fund’s offer to purchase your Shares. The Offer remains open to you until the end of the day on the Expiration Date. Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase. Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the notice due date by following the tender procedures described herein (see Section 6).

●

If you would like the Fund to purchase your Shares and you hold your Shares directly, you should mail a Letter of Transmittal, enclosed with this Offer, to the Fund, c/o UFS, at the address listed in this Offer to Purchase, so that it is received before the end of the day on July 20, 2026, at 12:00 midnight, Eastern Time (or if the Offer is extended, by any later notice due date). If you would like the Fund to purchase your Shares and a custodian holds your Shares on your behalf, please complete and send the Letter of Transmittal to your custodian and direct your custodian to execute it and mail it to UFS at the same address by the same deadline. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each Shareholder) is likely to change before September 30, 2026, when the value of your Shares will be determined for purposes of calculating your purchase price. The net asset value of your Shares is determined at least monthly (see Section 3).

●	As of March 31, 2026, the net asset value of the Fund was $15,510,579.02 for Class A, $111,361,702.55 for Class I, $5,717,397.19 for Class II, and $3,887,076.83 for Class L. As of the same date, 1,047,703 Class A shares were outstanding 7,158,742 Class I shares were outstanding, 378,196 Class II shares were outstanding, and 268,509 Class L shares were outstanding. If you would like to obtain the most current net asset value of your Shares, you may contact the Fund at 855.924.2454 (see Section 3).
●

Please note that just as you have the right to withdraw your Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before the end of the day on July 20, 2026, at 12:00 midnight, Eastern Time (or if the Offer is extended, until any later notice due date). Also realize that although the tender offer initially expires on July 20, 2026, tendering Shareholders remain investors in the Fund until September 30, 2026 (see Section 7).

●	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by UFS. If you fail to confirm receipt of your Letter of Transmittal by UFS, there can be no assurance that your tender has been received by the Fund.

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2.       Background and Purpose of the Offer.

The purpose of the Offer is to provide liquidity to Shareholders who hold Shares as contemplated by and in accordance with the procedures set forth in the Prospectus dated July 31, 2025 and as supplemented from time to time (including previous iterations, the “Prospectus”), and the Declaration of Trust. The Prospectus and the Declaration of Trust, which were provided or available to each Shareholder in advance of subscribing for Shares, provide that the Board of Trustees has the discretion to determine whether the Fund will repurchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Advisor expects that generally it will recommend to the Board of Trustees that the Fund offers to repurchase 5% of the Fund’s shares from Shareholders on a quarterly basis. Because there is no secondary trading market for Shares and transfers of Shares are generally prohibited without prior approval of the Fund, the Board of Trustees has determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Offer is in the best interests of Shareholders to provide liquidity for Shares as contemplated in the Prospectus and the Declaration of Trust. The Board of Trustees intends to consider the continued desirability of the Fund making quarterly offers to purchase Shares, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made.

Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares on a continuous basis in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

3.       Offer to Purchase and Price.

The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $6,823,837.78 in value of those outstanding Shares that are properly tendered by and not withdrawn (in accordance with Sections 5 and 6 below) before the end of the day on July 20, 2026, at 12:00 midnight, Eastern Time. The purchase price of a Share tendered will be its net asset value as of the close of business on the Tender Valuation Date or, if the Fund elects to extend the tender period beyond the Tender Valuation Date, the purchase price of a Share tendered will be its net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 7. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. “Expiration Date” means the later of (i) July 20, 2026, at 12:00 midnight, Eastern Time, or (ii) the latest time and date to which the Offer is extended. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below.

Net asset value per share as of March 31, 2026 was $14.80 for Class A, $15.56 for Class I, $15.12 for Class II, and $14.48 for Class L.

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The Fund determines its net asset value at least monthly and may determine its net asset value more frequently. Shareholders may obtain the most current information regarding the net asset value of their Shares by contacting the Fund at 855.924.2454. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each Shareholder) likely will change between March 31, 2026 and September 30, 2026, when the value of the Shares tendered by Shareholders will be determined for purposes of calculating the purchase price of such Shares and the time that Shareholders will cease to be Shareholders in the Fund.

4.       Amount of Tender.

Subject to the limitations set forth below, Shareholders may tender all or some of their Shares. However, if a Shareholder does not tender all of such Shareholder’s Shares, the Shareholder’s remaining account balance (i.e., the Shareholder’s account balance determined as of March 31, 2026, less the dollar amount of the Shareholder’s tender) must be equal to at least the Shareholder’s minimum investment amount as determined by the relevant Share class. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Shareholder so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between March 31, 2026, and September 30, 2026, your remaining account balance as of September 30, 2026, net of the amount of any tender you have made, is below the required minimum, the Fund will not reduce the amount of your tender. The Offer is being made to all Shareholders and is not conditioned on any minimum amount or number of Shares being tendered.

If the amount of the Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $6,823,837.78 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than $6,823,837.78 of Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will, in its sole discretion, either (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Fund has no present intention to accept any additional Shares. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

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5.       Procedure for Tenders.

Shareholders wishing to tender Shares pursuant to the Offer should, either directly or through their custodian, mail a completed and executed Letter of Transmittal to the Fund, c/o Ultimus Fund Solutions, LLC, PO Box 46707, Cincinnati, OH 45246. The completed and executed Letter of Transmittal must be received by UFS no later than the Expiration Date. The Fund recommends that all documents be submitted to UFS by certified mail, return receipt requested. If a Shareholder elects to tender, it is the tendering Shareholder’s responsibility to confirm receipt of the Letter of Transmittal or other document by UFS.

Shareholders are responsible for confirming receipt of a Letter of Transmittal and, therefore, must contact the Fund at the address and phone number set forth. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure of UFS to receive the Letter of Transmittal or any other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Share(s) or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Advisor nor Board of Trustees of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

6.       Withdrawal Rights.

Any Shareholder tendering Shares pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date. To be effective, any notice of withdrawal must be timely received by UFS at the address set forth. Such receipt should be confirmed by the Shareholder in accordance with the procedures set out in Section 5 above. A form to use to give notice of withdrawal is included and also available by calling the Fund at the phone number indicated above. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may again be tendered prior to the Expiration Date by following the procedures described in Section 5. You are responsible for confirming that any notice of withdrawal is received by UFS. If you fail to confirm receipt of a notice of withdrawal by UFS, there can be no assurance that any withdrawal you may make will be honored by the Fund.

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7.       Purchases and Payment.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 above, the purchase price of a Share tendered by any Shareholder will be the net asset value thereof as of the close of business on the Tender Valuation Date. If the Fund elects to extend the tender period for any reason beyond the Tender Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

Shareholders may tender all or some of their Shares (subject to their maintenance of a minimum account balance as described in Section 4 above). In either case, repurchases of Shares by the Fund will be made in the form of Notes. The delivery of Notes will generally be made promptly (within five business days) after the Expiration Date. Each Note will be held by UFS on your behalf. Upon a written request by you to UFS, UFS will mail the Note to you at the address for you as maintained in the books and records of the Fund. Each Note will entitle you to an initial payment in cash equal to at least 95% of the unaudited net asset value of the Shares. The Initial Payment will be made as of the later of (1) a period of within approximately 60 days after the Tender Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of a Note is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit. The Fund will not impose any charges on repurchases of Shares of the Fund unless the Shares are held for less than one year (in which case a 2% early repurchase fee applies).

The cash payments described above (the “Cash Payments”) will be made by ACH transfer directly to an account designated by the tendering Shareholder. If such Shareholder does not provide account information, the Cash Payments will be sent directly to such Shareholder’s mailing address as listed in the Fund’s records, unless such Shareholder advises the Fund in writing of a change in its mailing address.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Shares acquired pursuant to the Offer from several potential sources, including cash on hand, the proceeds of withdrawals and redemptions from underlying investment funds held by the Fund, borrowings and the proceeds of sales of new Shares. There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above. This may occur, among other reasons, if underlying investment funds are unable to liquidate their portfolio securities because of market disruptions or because underlying investment funds impose limitations, or “gates,” on the amount that Shareholders may withdraw or redeem, or otherwise delay making

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payments to withdrawing or redeeming Shareholders, or because the Fund has been precluded from borrowing under a credit facility either because of a default by the Fund, or a failure by the Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

8.       Certain Conditions of the Offer.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period for any reason beyond the Tender Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board of Trustees’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or the Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the independent Trustees of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 8(b)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Board of Trustees waives the Fund’s rights under this Section 8, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and Shareholders will be notified of this occurrence.

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9.       Certain Information About the Fund.

The Fund is non-diversified, registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end management investment company, and is organized as a Delaware statutory trust. The Fund’s principal executive office is located at 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437, and the telephone number is (952) 897-5390. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Prospectus and Declaration of Trust. The Fund’s Trustees are Jeffrey P. Greiner, William Peichel and John L. Sabre. Each Trustee’s address is c/o Princeton Fund Advisors, LLC, 8500 Normandale Lake Blvd., Suite 1900, Minneapolis, MN 55437. Mr. Sabre is an “interested person” (as defined in the 1940 Act) of the Fund because of his affiliation with the Fund’s adviser (Princeton Fund Advisors, LLC).

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on a continuous basis in the discretion of the Fund) or the disposition of Shares, other than as disclosed in the Prospectus; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Fund’s adviser or Trustees of the Fund, or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the Trustees of the Fund, or to fill any existing vacancy (if any) for a Trustee of the Fund; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person, other than those that currently exist. Shareholders approve a new investment advisory agreement with the Fund’s adviser on February 18, 2026 as a result of changes within the management of the parent company of the Fund’s adviser. The new advisory agreement is substantively similar in all material respects to the prior investment advisory agreement.

Other than the issuance of Shares by the Fund in the ordinary course of business, during the past 60 days, there were no transactions involving the Shares that were effected by the Fund, the Fund’s adviser, the Board of Trustees or any person controlling the Fund or controlling the Fund’s adviser.

10.       Certain Federal Income Tax Consequences.

The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, (the “Code”), U.S. Treasury Regulations, administrative rulings and court decisions, all as in effect or in existence as of the date hereof and all of which are subject to change or differing interpretations by the Internal Revenue Service (“IRS”) or a court, possibly with retroactive effect, which may result in U.S. federal

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income tax consequences different from those described below. We have not sought, nor will we seek, any ruling from the IRS, or any other tax authority, with respect to the statements made and the conclusions reached in this discussion. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary addresses only Shares that are held as “capital assets” (generally, property held for investment purposes) and does not address all of the tax consequences that may be relevant to Shareholders in light of their particular circumstances or to certain types of Shareholders subject to special treatment under the Code, including, without limitation, (i) certain banks or other financial institutions, (ii) real estate investment trusts, (iii) regulated investment companies, (iv) insurance companies, (v) broker-dealers, (vi) traders in securities who elect for U.S. federal income tax purposes to apply a mark-to-market method of accounting for their securities holdings, (vii) tax-exempt organizations and retirement plans, (viii) individual retirement accounts and tax-deferred accounts, (ix) former citizens or long-term residents of the United States, (x) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (xi) “U.S. holders” (as defined below) whose functional currency is other than the U.S. dollar, (xii) persons subject to the alternative minimum tax, (xiii) Shareholders whose taxable year is other than the calendar year, (xiv) persons that hold Shares as a position in a “straddle” or as a part of a “hedging,” “conversion,” “constructive sale” or integrated transaction for U.S. federal income tax purposes, or (xv) persons that received their Shares through the exercise of employee options or otherwise as compensation. In addition, except as otherwise specifically noted, this discussion applies only to “U.S. holders.”

This summary also does not address the state, local or foreign tax consequences of participating in the Offer. This summary assumes that the Fund is and will remain a partnership for U.S. federal income tax purposes for the taxable year that includes each purchase of Shares pursuant to the Offer.

All Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of Shares that is: (i) an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes); (ii) a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under current U.S. Treasury Regulations to be treated as a “United States person.”

A Shareholder who tenders all of its Shares in the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Shareholder and such Shareholder’s adjusted tax basis in its Shares.  The amount realized will include the Shareholder’s allocable share of the Fund’s liabilities (as defined for Federal income tax purposes), if any.  Gain, if any, will be recognized by a tendering Shareholder only as and after the total proceeds

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received by such Shareholder exceed the Shareholder’s adjusted tax basis in its Shares. A loss, if any, will be recognized only after the tendering Shareholder has received full payment of cash.

A Shareholder’s adjusted tax basis in its Shares for purposes of determining gain or loss pursuant to the Offer is generally equal to the amount paid by the Shareholder for its Shares as adjusted by certain items. Basis is generally increased by (i) the Shareholder’s allocable share of Fund income and gain and (ii) the Shareholder’s allocable share of any Fund liabilities (as determined for U.S. federal income tax purposes). Basis is generally decreased by (i) the Shareholder’s allocable share of Fund losses, deductions, and expenses, (ii) the amount of cash distributed by the Fund to the Shareholder, (iii) the tax basis of property (other than cash), if any, distributed by the Fund to the Shareholder, and (iv) any reduction in the Shareholder’s allocable share of Fund liabilities (as determined for U.S. federal income tax purposes). Each Shareholder is urged to consult its tax advisor regarding the calculation of its adjusted tax basis.

This capital gain or loss will be short-term or long-term depending upon the Shareholder’s holding period for its Shares at the time the gain or loss is recognized.  U.S. Treasury Regulations provide that a Shareholder may have a fragmented holding period for its Shares if the Shareholder has made contributions to the Fund at different times.  However, a tendering Shareholder will recognize ordinary income to the extent such Shareholder’s allocable share of the Fund’s “unrealized receivables” or items of Fund inventory exceeds the Shareholder’s basis in such unrealized receivables or items of Fund inventory, as determined pursuant to U.S. Treasury Regulations.  For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund may be treated as an unrealized receivable with respect to the tendering Shareholder. Moreover, interest may be imputed as ordinary income on the amount of any promissory note received by a Shareholder in exchange for some or all of its shares.

A Shareholder who tenders less than all of its Shares in the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such Shareholder’s adjusted tax basis in its Shares.

Long-term capital gains recognized by individuals and certain other noncorporate taxpayers are generally subject to U.S. federal income tax at reduced tax rates. Short-term capital gains recognized by non-corporate taxpayers, and all capital gains recognized by corporate taxpayers, are generally taxed at ordinary income rates. Capital losses are subject to a number of limitations under the Code.

Certain Shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Shares pursuant to the Offer. The application of these rules to gain recognized on the disposition of an interest in a partnership such as the Fund are complex and, in many respects, uncertain. Shareholders are urged to consult their tax advisors regarding the applicability and calculation of the 3.8% Medicare tax to any gain recognized by them pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in certain “passive foreign investment companies” at the time of the closing of the Offer and certain elections have not been

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made, gain recognized by a Shareholder pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the Shareholder held its Shares or the period during which we held our shares in such entity and, for gain allocated to prior years, (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer and (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses, and (iii) the Shareholder will also be subject to an interest charge for any deferred tax. Shareholders are urged to consult their tax advisors regarding these and other special rules that could affect the consequences to a Shareholder participating in the Offer.

In the event that any Shareholder recognizes a loss upon its sale of Shares pursuant to the Offer and such loss exceeds $250,000, the Fund will be required to reduce its tax basis in its assets by the amount of such loss. Such reduction would increase the amount of gain or decrease the amount of loss recognized by the Fund (and thus its Shareholders) upon a later disposition of the assets to which such reduction is allocated.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to Shareholders who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the Shareholder has been notified by the IRS that such Shareholder is subject to backup withholding. Certain Shareholders specified in the Code and U.S. Treasury Regulations promulgated thereunder are exempt from backup withholding but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the Shareholder’s federal income tax liability if the appropriate information is provided to the IRS.

Shareholders who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes. All Shareholders are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

11.       Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Fund at the address and phone number set forth above or from the SEC’s website, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549.

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